# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTAI Aviation Ltd., CIK 0001590364
CUSIP: G3730V105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 415 West 13th Street, 7th Floor, New York, New York (NY), 10014
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000943712

## Reporting persons
- WASHINGTON STATE INVESTMENT BOARD: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Washington (WA); sole voting power 2,113,811; shared voting power 0; sole dispositive power 2,070,848; shared dispositive power 0; aggregate amount beneficially owned 2,113,811 (2.1% of the class)

## Item 1. Issuer
Name of issuer: FTAI Aviation Ltd.
Address of issuer's principal executive offices: 415 West 13th Street, 7th Floor, New York, NY 10014

## Item 2. Person Filing
Name of person filing: Washington State Investment Board
Address of principal business office or, if none, residence: 2100 Evergreen Park Dr SW, PO Box 40916, Olympia, WA 98504
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 2113811
Percent of class: 2.1
Sole power to vote or to direct the vote: 2113811
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2070848
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WASHINGTON STATE INVESTMENT BOARD: Greg Henderson, Investment Compliance Manager (02/14/2025)